Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Market Leader, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-121294 and No. 333-138412) on Form S-8 and in the registration statement (No. 333-185312) on Form S-3 of Market Leader, Inc. of our reports dated March 15, 2013, with respect to the consolidated balance sheets of Market Leader, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Market Leader, Inc.

/s/ KPMG LLP

Seattle, WA
March 15, 2013